Deerfield Triarc Capital Corp.
6250 N. River Road
Rosemont, Illinois 60018

December 15, 2006

VIA EDGAR AND FACSIMILE (202-772-9209)

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20002-4224
Attention:	Ms. Karen G. Garnett, Esq. Mr. Michael McTiernan, Esq.

Deerfield Triarc Capital Corp.
Registration Statement on Form S-3 (File No. 333-138884)

Dear Mr. Pinkerton:

      Pursuant to Rule 461 of the Securities Act of 1933, as amended, Deerfield Triarc Capital Corp. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), to 2:30 p.m., Eastern Standard Time, on December 15, 2006, or as soon thereafter as practicable.

      As requested in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to me in connection with the Registration Statement, the Company hereby acknowledges the following:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Deerfield Triarc Capital Corp.

By: /s/ Richard G. Smith
Richard G. Smith
Senior Vice President and Chief Financial Officer